UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

As previously disclosed, on October 11, 2019, Auris Medical Holding Ltd. (the “Company”) announced positive interim results from its Phase 1b trial with AM-201 in antipsychotic-induced weight gain and somnolence. The study demonstrated good safety and tolerability of AM-201 over the four-week treatment period and revealed relevant reductions in olanzapine-induced weight gain and daytime sleepiness. In female study participants, who overall showed more pronounced changes than male participants, a reduction in weight gain of 1.1 kg against placebo was observed at the highest tested dose of 20 mg three times per day (probability of effectiveness = 90%).

The study has proceeded to the next higher and final dose level of 30 mg to be tested on a cohort of 30 healthy volunteers. The Company anticipates a data read-out from the second cohort early in the second quarter of 2020.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121) and Form S-8 (Registration Number 333-232735) of Auris Medical Holding Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: January 9, 2020